UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


---------------------------------------------

            In the Matter of                  :
                                              :
      APPALACHIAN POWER COMPANY               :
         40 Franklin Road                     :    CERTIFICATE OF
      Roanoke, Virginia 24022                 :     NOTIFICATION
                                              :
          File No. 70-6171                    :
                                              :
(Public Utility Holding Company Act of 1935)  :
---------------------------------------------


      APPALACHIAN POWER COMPANY (the "Company") hereby certifies, in connection with the Application or Declaration on Form U-1 in the above-entitled matter, that certain of the transactions specified in Post-Effective Amendment No. 26 to the Application or Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by said Post-Effective Amendment, and the Order of the Securities and Exchange Commission dated September 10, 1999 HCAR 27072) in said matter, as follows:
      1. On December 8, 1999, Mason County, West Virginia (the "County") issued and sold to Goldman, Sachs & Co. (the "Underwriter") $30,000,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series K, dated December 1, 1999 (the "Series K Bonds"). The Series K Bonds bear interest at a rate of 6.05% per annum and mature by their terms on December 1, 2024. The Series K Bonds were sold by the County to the Underwriter at an initial offering price of 100% of the principal amount. The Company paid $187,500 to the Underwriter as compensation. The Series K Bonds were issued by the County pursuant to an Indenture of Trust dated as of July 1, 1978 between the County and The Bank of New York, successor to One Valley Bank, National Association (formerly Kanawha Valley Bank, N.A.), as Trustee, as supplemented by various supplemental indentures of trust, including a Tenth Supplemental Indenture of Trust dated as of December 1, 1999 (a copy of which Tenth Supplemental Indenture is attached hereto as Exhibit B-11-1 to the Application or Declaration).
      2. The transaction described above was not subject to the jurisdiction of any state commission other than, and was carried out in accordance with the authorization of, the State Corporation Commission of Virginia.
      3. Such transaction was consummated prior to January 1, 2000 as required by the Order.
                              APPALACHIAN POWER COMPANY


                              By _/s/ Thomas G. Berkemeyer__
                                      Assistant Secretary


February 7, 2000




                                                                  Exhibit B-11-1




                      TENTH SUPPLEMENTAL INDENTURE OF TRUST

                                     BETWEEN

                           MASON COUNTY, WEST VIRGINIA

                                       and

                       THE BANK OF NEW YORK, successor to
                      ONE VALLEY BANK, NATIONAL ASSOCIATION
                      (Formerly Kanawha Valley Bank, N.A.)

                                     Trustee

                          Dated as of December 1, 1999




      THIS TENTH SUPPLEMENTAL INDENTURE OF TRUST (the "Tenth Supplemental Indenture"), made as of the first day of December, 1999, by and between MASON COUNTY, WEST VIRGINIA, a political subdivision of the State of West Virginia, by and through its County Commission (the "County"), and THE BANK OF NEW YORK, successor to One Valley Bank, National Association (formerly Kanawha Valley Bank, N.A.), a banking corporation of the State of New York, organized, existing and authorized to accept and execute trusts of the character herein set out under and by virtue of the laws of the State of New York, with its principal corporate trust office located in New York, New York, as Trustee (the "Trustee");

                             W I T N E S S E T H :

      WHEREAS, the County has issued $40,000,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series A (the "Series A Bonds"), pursuant to the Industrial Development and Commercial Development Bond Act, Chapter 13, Article 2C, of the West Virginia Code, as amended (the "Act"), under the Indenture of Trust dated as of July 1, 1978 (the "Indenture"), between the County and the Trustee for the purpose of acquiring, constructing, installing, equipping and financing, in part, certain facilities designed for the abatement or control of atmospheric and water pollution (the "Project") at Units 1 and 3 at the Philip Sporn Generating Station (the "Sporn Plant") of Appalachian Power Company (the "Company") located in the County and the Company's Mountaineer Generating Station (the "Mountaineer Plant") located in the County (the Sporn Plant and Mountaineer Plant are herein referred to as the "Plants"), which were sold to the Company pursuant to an Agreement of Sale dated as of July 1, 1978 (the "Agreement") between the County and the Company; and

      WHEREAS, the County has issued $50,000,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series B (the "Series B Bonds"), as Additional Bonds pursuant to Section 2.10 of the Indenture and a First Supplemental Indenture of Trust dated as of June 1, 1979 between the County and the Trustee (the "First Supplemental Indenture") to provide additional funds to finance a portion of the estimated Cost of Construction of the Project, as defined in the Agreement, not theretofore paid by the application of the Series A Bonds' proceeds; and

      WHEREAS, the County has issued $40,000,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series C (the "Series C Bonds"), as Additional Bonds pursuant to Section 2.10 of the Indenture and a Second Supplemental Indenture of Trust dated as of February 1, 1981 between the County and the Trustee (the "Second Supplemental Indenture") to provide additional funds to finance a portion of the estimated Cost of Construction of the Project, as defined in the Agreement, not theretofore paid by the application of the Series A or Series B Bonds' proceeds; and

      WHEREAS, the County has issued $30,000,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series D (the "Series D Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture and a Third Supplemental Indenture of Trust dated as of January 1, 1984 between the County and the Trustee (the "Third Supplemental Indenture") to refund $30,000,000 aggregate principal amount of Series C Bonds which matured on February 1, 1984; and

      WHEREAS, the County has issued $30,000,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series E (the "Series E Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture and a Fourth Supplemental Indenture of Trust dated as of April 1, 1984 between the County and the Trustee (the "Fourth Supplemental Indenture") to refund the Series D Bonds which matured on May 1, 1984; and

      WHEREAS, the County has issued $30,000,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series F (the "Series F Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture and a Fifth Supplemental Indenture of Trust dated as of March 1, 1985 between the County and the Trustee (the "Fifth Supplemental Indenture") to refund the Series E Bonds which matured on April 1, 1985; and

      WHEREAS, the County has issued $30,000,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series G (the "Series G Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture and a Sixth Supplemental Indenture of Trust dated as of January 1, 1990 between the County and the Trustee (the "Sixth Supplemental Indenture") to refund the Series F Bonds which matured on March 1, 1990; and

      WHEREAS, the County has issued $10,000,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series H (the "Series H Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture and a Seventh Supplemental Indenture of Trust dated as of October 15, 1990 between the County and the Trustee (the "Seventh Supplemental Indenture") to refund $10,000,000 aggregate principal amount of Series C Bonds at their redemption on February 1, 1991; and

      WHEREAS, the County has issued $40,000,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series I (the "Series I Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture and an Eighth Supplemental Indenture of Trust dated as of May 15, 1992 between the County and the Trustee (the "Eighth Supplemental Indenture") to refund the Series A Bonds at their redemption on August 1, 1992; and

      WHEREAS, the County has issued $50,000,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series J (the "Series J Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture and a Ninth Supplemental Indenture of Trust dated as of September 15, 1992 between the County and the Trustee (the "Ninth Supplemental Indenture") to refund the Series B Bonds at their redemption on December 1, 1992; and

      WHEREAS, the County has determined to issue $30,000,000 aggregate principal amount of its Pollution Control Revenue Bonds (Appalachian Power Company Project), Series K (the "Series K Bonds"), as Refunding Bonds pursuant to Section 2.11 of the Indenture to refund the Series G Bonds at their redemption on or about January 1, 2000; and

      WHEREAS, the County has determined in the resolution authorizing the issuance of the Series K Bonds that the statutory mortgage lien provided by
Section 13-2C-8 of the Act shall not be applicable to the Project or this financing; and

      WHEREAS, that portion of payments of principal of and interest on the Series K Bonds which shall become Due for Payment but shall be unpaid by reason of Nonpayment (as each such term is defined in the Policy, as defined below) have been insured pursuant to a municipal bond insurance policy (the "Policy") issued by Ambac Assurance Corporation (the "Insurer") and the Policy has been delivered to United States Trust Company of New York, as Insurance Trustee (the "Insurance Trustee"); and

      WHEREAS, the County has determined that the Series K Bonds issuable hereunder, and the certificate of authentication by the Trustee to be endorsed on all Series K Bonds shall be, respectively, substantially in the following forms with such variations, omissions and insertions as are required or permitted by the Indenture or this Tenth Supplemental Indenture:

                             (FORM OF FRONT OF BOND)

No. R-______                                                       $30,000,000

                            UNITED STATES OF AMERICA
                             STATE OF WEST VIRGINIA
                                  MASON COUNTY
                         POLLUTION CONTROL REVENUE BOND
                       (APPALACHIAN POWER COMPANY PROJECT)
                                    SERIES K

MATURITY DATE:  December 1, 2024                           CUSIP:  575200 __ _

REGISTERED OWNER:

PRINCIPAL AMOUNT:  THIRTY MILLION DOLLARS

      Mason County, a political subdivision of the State of West Virginia, by and through its County Commission (the "County"), for value received, hereby promises to pay, solely from the source and as hereinafter provided, to the registered owner stated above, or registered assigns or legal representatives, upon presentation and surrender hereof at the principal office of The Bank of New York, successor to One Valley Bank, National Association (formerly Kanawha Valley Bank, N.A.), as Trustee, or its successor in trust (the "Trustee"), in New York, New York, or, at the option of the registered owner hereof, at the principal office of such paying agent as may be designated pursuant to the Indenture hereinafter referred to, the principal sum stated above on the maturity date stated above, subject to prior redemption as hereinafter provided, and to pay from such source to the registered owner hereof interest hereon by check or draft mailed to the registered owner at his address as it appears on the registration books kept by the Trustee, as Bond Registrar, such interest payable semiannually on June 1 and December 1 of each year, commencing June 1, 2000, from the June 1 or December 1, as the case may be, next preceding the date on which this Bond is authenticated, unless this Bond is authenticated prior to June 1, 2000, in which case it will bear interest from December 1, 1999, or unless this Bond is authenticated on a June 1 or December 1, in which case it will bear interest from such June 1 or December 1, as the case may be, until payment of said principal sum at the rate of six and five one-hundredths per centum (6.05%) per annum. Both principal and interest are payable in lawful money of the United States of America.

      This Bond and the issue of which it is a part and the interest thereon are limited obligations of the County payable solely from the revenues and receipts derived from the Agreement of Sale hereinafter referred to (except to the extent paid from Bond proceeds and income from temporary investments), which revenues and receipts (except for payments of County expenses under Section 4.3 of the Agreement of Sale and payments for indemnification under Sections 4.5 and 6.1 of the Agreement of Sale) have been pledged and assigned to the Trustee to secure payment thereof. The principal and premium (if any) of the Bonds and the interest thereon shall never constitute an indebtedness of the County or the State of West Virginia within the meaning of the Constitution of West Virginia or of any constitutional provision or statutory limitation and any other obligation, agreement, covenant or representation contained in the Indenture hereinafter referred to shall never constitute or give rise to or impose any pecuniary liability of the County or the State of West Virginia. Neither shall the principal and premium (if any) of the Bonds, the interest thereon nor the costs incident thereto be a charge against the general credit or taxing power of the County or the State of West Virginia. Neither the County, the State of West Virginia nor any other political subdivision thereof shall be obligated to pay the principal, and premium (if any) of the Bonds, the interest thereon or other costs incident thereto except from the revenues and receipts pledged therefor.

      REFERENCE IS HEREBY MADE TO THE FURTHER PROVISIONS OF THIS BOND SET FORTH ON THE REVERSE SIDE HEREOF WHICH, FOR ALL PURPOSES HEREOF, SHALL HAVE THE SAME FORCE AND EFFECT AS IF PRINTED IN FULL ON THE FRONT HEREOF.

      This Bond shall not become obligatory for any purpose or be entitled to any security or benefit under the Indenture or be valid until the Trustee shall have manually executed the Certificate of Authentication appearing hereon.

      IN WITNESS WHEREOF, Mason County, West Virginia, by and through its County Commission, has caused this Bond to be signed by the manual or facsimile signature of the President of its County Commission, the seal, which may be the facsimile seal, of its County Commission to be printed hereon and attested by the manual or facsimile signature of the Clerk of its County Commission, and this Bond to be dated as of December 1, 1999.

                              THE COUNTY COMMISSION OF MASON COUNTY


                              By_______________________________
                                             President

(SEAL)

Attest:


------------------------------
            Clerk



              (FORM OF TRUSTEE'S CERTIFICATE OF AUTHENTICATION)

      This  Bond  is  one  of  the  Bonds  of  the  Series   described   in  the
within-mentioned Indenture.

                              THE BANK OF NEW YORK, as Trustee


                              By_________________________________
                                          Authorized Officer

Date:  _______________________


      Municipal Bond Insurance Policy No. ______ (the "Policy") with respect to payments due for the principal of and interest on the Bonds has been issued by Ambac Assurance Corporation (the "Insurer"). The Policy has been delivered to United States Trust Company of New York, as the Insurance Trustee under the Policy and will be held by such Insurance Trustee or any successor insurance trustee. The Policy is on file and available for inspection at the principal office of the Insurance Trustee and a copy thereof may be secured from the Insurer or the Insurance Trustee. All payments required to be made under the Policy shall be made in accordance with the provisions thereof. The owner of the Bonds acknowledges and consents to the subrogation rights of the Insurer as more fully set forth in the Policy. Any provision of the Indenture expressly recognizing or granting rights in or to the Insurer may not be amended in any manner which affects the rights of the Insurer thereunder without the prior consent of the Insurer.

                            (FORM OF REVERSE OF BOND)

      This Bond is one of an issue of $30,000,000 Mason County, West Virginia, Pollution Control Revenue Bonds (Appalachian Power Company Project), Series K (the "Bonds"), of like date and tenor, except as to number and principal amount, authorized and issued pursuant to the Industrial Development and Commercial Development Bond Act (Chapter 13, Article 2C, of the West Virginia Code, as amended) for the purpose of refunding certain Pollution Control Revenue Bonds (Appalachian Power Company Project), Series G, which were previously issued by the County for the purpose of refunding other bonds previously issued by the County for the purpose of its acquisition, construction, installation, equipping and financing of certain facilities for the abatement or control of atmospheric and water pollution and the disposal of solid waste (the "Project") located within the County at Units 1 and 3 of Appalachian Power Company, a Virginia corporation (the "Company"), at the Philip Sporn Generating Station and at the Company's Mountaineer Generating Station (Units 1 and 3 of the Philip Sporn Generating Station and the Mountaineer Generating Station being collectively referred to as the "Plants"), and sale of the same to the Company pursuant to an Agreement of Sale dated as of July 1, 1978, as amended (the "Agreement of Sale"), between the County and the Company. The Bonds are issued under and, together with other series of bonds, are equally and ratably secured by an Indenture of Trust dated as of July 1, 1978, as supplemented and amended, and as supplemented and amended by a Tenth Supplemental Indenture of Trust dated as of December 1, 1999 (the Indenture of Trust as supplemented and amended being referred to herein as the "Indenture"), between the County and the Trustee which assigns to the Trustee, as security for the Bonds, the County's rights under the Agreement of Sale (except for payment of County expenses and for indemnification of the County). Reference is hereby made to the Indenture, the Agreement of Sale and to all amendments and supplements thereto for a description of the provisions, among others, with respect to the nature and extent of the security, the rights, duties and obligations of the County and the Trustee and the rights of the owners of the Bonds and the terms upon which the Bonds are issued and secured. Additional bonds and refunding bonds ranking equally with the Bonds and other bonds issued under the Indenture may be issued on the terms provided in the Indenture.

      The Bonds may not be called for redemption by the County prior to December 1, 2009, except that in the event of the exercise by the Company of its option to prepay the entire purchase price of the Project under circumstances involving
(i) the imposition of unreasonable burdens or excessive liabilities on the Company or the County with respect to the Project or either of the Plants, or the operation of the Project or either of the Plants, including taxes not imposed on July 1, 1978, and economic, technological or other changes making the continued operation of either or both of the Plants uneconomical in the opinion of the Company's Board of Directors; (ii) damage to or destruction of the Project or a portion thereof or all or a portion of either or both of the Plants to such an extent that the Company deems it not practicable and desirable to rebuild, repair and restore the Project, a Plant, or the Plants, as the case may be; (iii) condemnation of all or substantially all of the Project or all or a portion of either or both of the Plants so as to render the Project unsatisfactory to the Company for its intended use; or (iv) the operation of either of the Plants being enjoined and the Company decides to discontinue operation thereof, all as provided in Section 8.1(b)(i) through (iv) of the Agreement of Sale, the Bonds are subject to redemption in whole, but not in part, at any time upon payment of 100% of the principal amount thereof plus interest accrued to the redemption date but without premium.

      The Bonds are subject to optional redemption by the County prior to maturity on or after December 1, 2009, at any time in whole or in part (if less than all of the Bonds are to be redeemed, such redeemed bonds are to be selected by lot by the Trustee) upon payment of the following redemption prices (expressed as a percentage of the principal amount of Bonds to be redeemed) plus accrued interest to the redemption date:

      Redemption Dates                                         Redemption
      (Dates Inclusive)                                           Price

      December 1, 2009 to November 30, 2010                       101.00%
      December 1, 2010 to November 30, 2011                       100.50%
      December 1, 2011 and thereafter                             100.00%

      If less than all of the Bonds are called for redemption, each $5,000 principal amount of a Bond having a principal amount of more than $5,000 shall be counted as one Bond for the purpose of selecting by lot.

      If any of the Bonds or portions thereof are called for redemption, the Trustee shall cause a notice thereof to be sent by registered or certified mail to the registered owner of the Bonds not less than 30 nor more than 60 days prior to the redemption date. Provided funds for their redemption are on deposit at the place of payment on the redemption date, all Bonds or portions thereof so called for redemption shall cease to bear interest on the redemption date, shall no longer be secured by the Indenture and shall not be deemed to be outstanding under the provisions of the Indenture. If a portion of this Bond shall be called for redemption, a new Bond in principal amount equal to the unredeemed portion hereof will be issued to the registered owner upon the surrender hereof.

      The owner of this Bond shall have no right to enforce the provisions of the Indenture or to institute action to enforce the covenants therein or to take any action with respect to any Event of Default under the Indenture or to institute, appear in or defend any suit or other proceeding with respect thereto, except as provided in the Indenture. In certain events, on conditions, in the manner and with the effect set forth in the Indenture, the principal of all the Bonds issued under the Indenture and then outstanding may become or may be declared due and payable before their stated maturities, together with interest accrued thereon. Modifications or alterations of the Indenture, or of any supplements thereto, may be made only to the extent and in the circumstances permitted by the Indenture.

      The Bonds are issuable as registered bonds without coupons in the denominations of $5,000 and any integral multiple thereof.

      The transfer of this Bond may be registered by the registered owner hereof in person or by his duly authorized attorney or legal representative at the principal office of the Trustee, but only in the manner and subject to the limitations and conditions provided in the Indenture and upon surrender and cancellation of this Bond. Upon any such registration of transfer the County shall execute and the Trustee shall authenticate and deliver in exchange for this Bond a new Bond or Bonds, registered in the name of the transferee, of authorized denominations. The Bond Registrar shall, prior to due presentment for registration of transfer, treat the registered owner as the person exclusively entitled to payment of principal and interest and the exercise of all other rights and powers of the owner.

      All acts, conditions and things required to happen, exist or be performed precedent to the issuance of this Bond have happened, exist and have been performed.

                             [FORM OF ABBREVIATIONS]

      The following abbreviations, when used in the inscription on the face of the within Bond, shall be construed as though they were written out in full according to applicable laws or regulations.

                  TEN COM - as tenants in common
                  TEN ENT - as tenants by the entireties
                      JT TEN - as joint tenants with right
                           of survivorship and not as
                                tenants in common

UNIF GIFT MIN ACT -                      Custodian
                              ----------
                              (Cust)                      (Minor)

                              Under Uniform Gifts to Minors Act


                                          (State)

      Additional abbreviations may also be used though not in list above.

                              [FORM OF ASSIGNMENT]

      FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto __________________________________

(Please insert Social Security or taxpayer identification number of assignee)
=============================================================
-------------------------------------------------------------
(Please Print or Typewrite Name and Address of Assignee)
-------------------------------------------------------------
the within Bond, and all rights thereunder, and hereby does irrevocably constitute and appoint___________________________ Attorney to transfer the within Bond on the books kept for the registration thereof, with full power of substitution in the premises.

Dated:
                        -------------------------------------------
                        NOTICE: The signature to this assignment must correspond with the name as it appears on the face of the within Bond in every particular, without alteration or enlargement or any change whatever.

Signature Guaranteed:
                        NOTICE: Signature(s) must be guaranteed by a member firm of the New York Stock
                        Exchange or a commercial bank or trust
                        company; and


      WHEREAS, all things necessary have been done and performed to make the Series K Bonds, when issued and authenticated by the Trustee, valid, binding and legal limited obligations of the County and to constitute this Tenth Supplemental Indenture a valid and binding agreement securing the payment of the principal of, premium, if any, and interest on all bonds issued and to be issued hereunder and under the Indenture (the Indenture, as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture, the Third
Supplemental   Indenture,   the  Fourth   Supplemental   Indenture,   the  Fifth
Supplemental   Indenture,   the  Sixth  Supplemental   Indenture,   the  Seventh
Supplemental Indenture, the Eighth Supplemental Indenture, the Ninth Supplemental Indenture and this Tenth Supplemental Indenture, being referred to herein as the "Indenture") and the execution and delivery of this Tenth Supplemental Indenture and the execution and issuance of the Series K Bonds have in all respects been authorized; and

      WHEREAS, the County has requested the Trustee to enter into this Tenth Supplemental Indenture and the Company has consented to the execution and delivery of this Tenth Supplemental Indenture;

      NOW, THEREFORE, the County hereby agrees and covenants with the Trustee and with the respective holders and owners, from time to time of the Series H, Series I, Series J and the Series K Bonds or coupons thereon, or any thereof, as follows:


                                    ARTICLE I
                            PURPOSE OF SERIES K BONDS

      SECTION 1.01. Purpose of Series K Bonds. The Series K Bonds of the County are authorized for the purpose of refunding $30,000,000 aggregate principal amount of the Series G Bonds at their redemption on or about January 1, 2000.


                                   ARTICLE II
                               THE SERIES K BONDS

      SECTION 2.01. Issuance of Series K Bonds. There are hereby authorized to be issued Pollution Control Revenue Bonds of the County in the aggregate principal amount of Thirty Million Dollars ($30,000,000) as Refunding Bonds pursuant to Section 2.11 of the Indenture. Said Bonds shall be designated "Mason County, West Virginia Pollution Control Revenue Bonds (Appalachian Power Company Project), Series K", shall be dated as of December 1, 1999, shall bear interest payable semiannually on the first days of June and December in each year, commencing June 1, 2000, at the rate of six and five one-hundredths per centum (6.05%) per annum and shall mature, subject to the right of prior redemption as hereinafter set forth, on December 1, 2024.

      Principal of, premium (if any) and interest on the Series K Bonds shall be payable in lawful money of the United States of America, but only from the revenues and receipts pledged to the payment thereof as provided herein and in the Indenture.

      SECTION 2.02. Form of Series K Bonds. The Series K Bonds shall be issued substantially in the form of the Series K Bond hereinabove set forth, with such appropriate variations, omissions and insertions as are permitted or required by the Indenture or this Tenth Supplemental Indenture.

      Initially, one certificate for the Series K Bonds will be issued and registered to the Securities Depository (defined below), or its nominee. The County and the Trustee may enter into a Letter of Representations (defined below) relating to a book-entry system to be maintained by the Securities Depository with respect to the Series K Bonds.

      In the event that (a) the Securities Depository determines not to continue to act as a securities depository for the Series K Bonds by giving notice to the Trustee and the County discharging its responsibilities hereunder, or (b) the County determines (at the direction of the Company) (i) that beneficial owners of Series K Bonds shall be able to obtain certificated Series K Bonds or (ii) to select a new Securities Depository, then the Trustee shall, at the direction of the County (at the request of the Company), attempt to locate another qualified securities depository to serve as Securities Depository or authenticate and deliver certificated Series K Bonds to the beneficial owners or to the Securities Depository participants on behalf of beneficial owners substantially in the form provided for in this Section. In delivering certificated Series K Bonds, the Trustee shall be entitled to rely on the records of the Securities Depository as to the beneficial owners or the records of the Securities Depository participants acting on behalf of beneficial owners. Such certificated Series K Bonds will then be registrable, transferable and exchangeable as set forth in this Indenture.

      So long as there is a Securities Depository for the Series K Bonds (1) it or its nominee shall be the registered owner of the Series K Bonds, (2) notwithstanding anything to the contrary in this Indenture, determinations of persons entitled to payment of principal, premium, if any, and interest, transfers of ownership and exchanges and receipt of notices shall be the responsibility of the Securities Depository and shall be effected pursuant to rules and procedures established by such Securities Depository, (3) the County, the Company and the Trustee shall not be responsible or liable for maintaining, supervising or reviewing the records maintained by the Securities Depository, its participants or persons acting through such participants, (4) except to the extent the Insurer is deemed to be the holder of the Series K Bonds, as provided in Article VI hereof, references in this Indenture to registered owners of the Series K Bonds shall mean such Securities Depository or its nominee and shall not mean the beneficial owners of the Series K Bonds and (5) in the event of any inconsistency between the provisions of this Indenture and the provisions of the Letter of Representations such provisions of the Letter of Representations, except to the extent set forth in this paragraph and the next preceding paragraph, shall control.

      For purposes of this Section, the following terms shall have the following meanings:

      "Letter of Representations" means the Letter of Representations dated December 1, 1999 from the County and the Trustee to the Securities Depository and any amendments thereto, or successor agreements between the County and the Trustee and any successor Securities Depository, relating to a book-entry system to be maintained by the Securities Depository with respect to the Series K Bonds.

      "Securities Depository" means The Depository Trust Company, a corporation organized and existing under the laws of the State of New York, and any other securities depository for the Series K Bonds appointed pursuant to this Section, and their successors.

      SECTION 2.03. Execution, Authentication and Delivery of Series K Bonds. The Series K Bonds shall be executed, authenticated and delivered, and the proceeds therefrom deposited, as provided in Section 2.11 of the Indenture, as amended by Section 6.01 of this Tenth Supplemental Indenture, and Section 3.2(c) of the Agreement. A copy of the Policy, as defined herein, shall be delivered to the Trustee.


                                   ARTICLE III
                  REDEMPTION OF SERIES K BONDS BEFORE MATURITY

      SECTION 3.01. Redemption. Any and all of the Series K Bonds shall be redeemable as set forth in the form of the Series K Bond hereinabove set forth. Reference is hereby further made to Article III of the Indenture for the provisions describing the methods and effects of redemption.


                                   ARTICLE IV
                             COVENANTS AND SECURITY

      SECTION 4.01. Authority; Compliance with Conditions. The County covenants that it is duly authorized under the laws of the State of West Virginia, including particularly and without limitation the Act, to issue the Series K Bonds, authorized hereby and to execute and deliver this Tenth Supplemental Indenture, to assign and pledge the Agreement and the revenues and receipts payable under the Agreement, to grant a security interest therein and to pledge the revenues and receipts in the manner and to the extent contemplated herein and in the Indenture; that all of the requirements and conditions for the issuance of the Series K Bonds and the execution and delivery of this Tenth Supplemental Indenture have been satisfied and complied with; that all other action on its part necessary for the issuance of the Series K Bonds and the execution and delivery of this Tenth Supplemental Indenture has been duly and effectively taken; and that the Series K Bonds in the hands of the owners thereof are and will be valid and enforceable obligations of the County according to the terms thereof and hereof.

      SECTION 4.02. Security for Series K Bonds; Confirmation of Indenture. The Series K Bonds shall be equally and ratably (except insofar as any guaranty, letters of credit, insurance policy, first mortgage bond or other collateral or instrument of credit enhancement provided by a person other than the Issuer may afford additional security from the Bonds of any particular series) secured under the Indenture with all outstanding bonds, and any other series of bonds which may be issued pursuant to Section 2.10 or 2.11 of the Indenture, without preference, priority or distinction of any bonds, as defined therein, over any other bonds. As supplemented and amended, the Indenture is in all respects ratified and confirmed, and the Indenture, including each supplemental indenture, shall be read, taken and construed as one and the same instrument. All covenants, agreements and provisions of, and all security provided under, the Indenture shall apply with full force and effect to the Series K Bonds and to the owners thereof.


                                    ARTICLE V
                          SPECIAL INSURANCE PROVISIONS

      Section 5.01. Concerning the Special Insurance Provisions. The provisions of this Article V shall apply notwithstanding anything in the Indenture to the contrary, but only so long as (i) the Policy remains in full force and effect,
(ii) the  Insurer is not in default in its  obligations  under the  Policy,  and
(iii) the Series K Bonds remain outstanding (as defined in the Indenture and Section 6.08 hereof).

      Section 5.02. Consent of the Insurer in Addition to Bondholder Consent. Unless otherwise provided in this Section, the Insurer's written consent shall be required (in addition to bondholder consent, when required) for the following purposes: (i) execution and delivery of any supplemental indenture or any amendment, supplement or change to or modification of the Agreement of Sale;
(ii) removal of the Trustee or Paying Agent and selection and appointment of any successor trustee or paying agent; and (iii) initiation or approval of any action not described in (i) or (ii) above which requires bondholder consent.

      Section 5.03. Insurer's Consent Upon Default. Anything in the Indenture to the contrary notwithstanding, upon the occurrence and continuance of an Event of Default under the Indenture, the Insurer shall be entitled to control and direct the enforcement of all rights and remedies granted to the bondholders or the Trustee for the benefit of the bondholders under the Indenture, including, without limitation, (i) the right to accelerate the principal of the Series K Bonds as described in the Indenture and (ii) the right to annul any declaration of acceleration, and the Insurer shall also be entitled to approve all waivers of events of default.

      Section 5.04. Acceleration Rights. Upon the occurrence of an Event of Default, the Trustee may, with the consent of the Insurer, and shall, at the direction of the Insurer or 25% of the bondholders with the consent of the Insurer, by written notice to the Issuer and the Insurer, declare the principal of the Series K Bonds to be immediately due and payable, whereupon that portion of the principal of the Series K Bonds thereby coming due and the interest thereon accrued to the date of payment shall, without further action, become and be immediately due and payable, anything in the Indenture or in the Series K Bonds to the contrary notwithstanding.

      Section 5.05. Amendments. Any provision of the Indenture expressly recognizing or granting rights in or to the Insurer may not be amended in any manner which affects the rights of the Insurer hereunder without the prior written consent of the Insurer.

      Section 5.06.  Notices and Information.

      (a) The Trustee shall furnish to the Insurer a copy of any notice to be given to the registered owners of the Series K Bonds, including, without limitation, notice of any redemption of or defeasance of the Series K Bonds, and any certificate rendered pursuant to the Indenture relating to the security for the Series K Bonds.

      (b) The Trustee or the Issuer shall notify the Insurer of any failure of the Company to provide relevant notices, certificates, etc.

      (c) Notwithstanding any other provision of the Indenture, the Trustee shall immediately notify the Insurer if at any time there are insufficient moneys to make any payments of principal and/or interest as required and immediately upon the occurrence of any Event of Default under the Indenture.

      (d) All notice or other communication to be given to the Insurer under this Second Supplemental Indenture or the Indenture may be given by mailing or delivering the same in writing to Ambac Assurance Corporation, One State Street Plaza, New York, New York 10004, Attention:, in the case of subclause (a) above, The Surveillance Department, and in all other cases, The General Counsel's Office.

      Section  5.07.  Payment   Procedures;   Subrogation.   The  Issuer,  the
Trustee and any Paying Agent agree to comply with the following provisions:

      (a) If the Trustee or Paying Agent, if any, determines that there will be insufficient funds to pay the principal of or interest on the Series K Bonds at maturity or on any Interest Payment Date, as the case may be, the Trustee or Paying Agent, if any, shall so notify the Insurer within one business day after such determination. Such notice shall specify the amount of the anticipated deficiency, the Series K Bonds to which such deficiency is applicable and whether such Series K Bonds will be deficient as to principal or interest, or both. The Insurer will make payments of principal of or interest due on the Series K Bonds on or before the first business day next following the date on which the Insurer shall have received notice of nonpayment from the Trustee or Paying Agent, if any.

      (b) The Trustee or Paying Agent, if any, shall, after giving notice to the Insurer as provided in (a) above, make available to the Insurer and, at the Insurer's direction, to the Insurance Trustee, the registration books of the Issuer maintained by the Trustee or Paying Agent, if any, and all records relating to the Series K Bonds maintained under the Indenture.

      (c) The Trustee or Paying Agent, if any, shall provide the Insurer and the Insurance Trustee with a list of registered owners of Series K Bonds entitled to receive principal or interest payments from the Insurer under the terms of the Policy, and shall make arrangements with the Insurance Trustee (i) to mail checks to or pay by wire transfer the registered owners of the Series K Bonds entitled to receive full or partial interest payments from the Insurer and (ii) to pay principal upon Series K Bonds surrendered to the Insurance Trustee by the registered owners of Series K Bonds entitled to receive full or partial principal payments from the Insurer.

      (d) The Trustee or Paying Agent, if any, shall, at the time it provides notice to the Insurer pursuant to (a) above, notify registered owners of the Series K Bonds entitled to receive the payment of principal or interest thereon from the Insurer (i) as to the fact of such entitlement, (ii) that the Insurer will remit to them all or a part of the interest payments next coming due upon proof of a Series K Bond owner's entitlement to interest payments and delivery to the Insurance Trustee, in form satisfactory to the Insurance Trustee, of an appropriate assignment of the registered owner's right to payment, (iii) that should they be entitled to receive full payment of principal from the Insurer, they must surrender their Series K Bonds (along with an appropriate instrument of assignment in form satisfactory to the Insurance Trustee to permit ownership of such Series K Bonds to be registered in the name of the Insurer) for payment to the Insurance Trustee, and not the Trustee or Paying Agent, if any, and (iv) that should they be entitled to receive partial payment of principal from the Insurer, they must surrender their Series K Bonds for payment thereon first to the Trustee or Paying Agent, if any, who shall note on such Series K Bonds the portion of the principal paid by the Trustee or Paying Agent, if any, and then, along with an appropriate instrument of assignment in form satisfactory to the Insurance Trustee, to the Insurance Trustee, which will then pay the unpaid portion of principal.

      (e) In the event that the Trustee or Paying Agent, if any, has notice that any payment of principal of or interest on the Series K Bonds which has become Due for Payment (as defined in the Policy) and which is made to an owner of a Series K Bond by or on behalf of the Issuer has been deemed a preferential transfer and theretofore recovered from its registered owner pursuant to the United States Bankruptcy Code by a trustee in bankruptcy in accordance with the final, nonappealable order of a court having competent jurisdiction, the Trustee or Paying Agent, if any, shall, at the time the Insurer is notified pursuant to
(a) above, notify all registered owners that in the event that any registered owner's payment is so recovered, such registered owner will be entitled to payment from the Insurer to the extent of such recovery if sufficient funds are not otherwise available, and the Trustee or Paying Agent, if any, shall furnish to the Insurer its records evidencing the payments of principal of and interest on the Series K Bonds which have been made by the Trustee or Paying Agent, if any, and subsequently recovered from registered owners and the dates on which such payments were made.

      (f) In addition to those rights granted the Insurer under the Indenture, the Insurer shall, to the extent it makes payment of principal of or interest on the Series K Bonds, become subrogated to the rights of the recipients of such payments in accordance with the terms of the Policy, and to evidence such subrogation (i) in the case of subrogation as to claims for past due interest, the Trustee or Paying Agent, if any, shall note the Insurer's rights as subrogee on the registration books of the Issuer maintained by the Trustee or Paying Agent, if any, upon receipt from the Insurer of proof of the payment of interest thereon to the registered owners of the Series K Bonds, and (ii) in the case of subrogation as to claims for past due principal, the Trustee or Paying Agent, if any, shall note the Insurer's rights as subrogee on the registration books of the Issuer maintained by the Trustee or Paying Agent, if any, upon surrender of the Series K Bonds by the registered owners thereof together with proof of the payment of principal thereof.

      Section 5.08. Bonds Outstanding on Payment by Insurer. Notwithstanding anything in the Indenture to the contrary, in the event that the principal of and/or interest due on the Series K Bonds shall be paid by the Insurer pursuant to the Policy, the Series K Bonds shall remain "outstanding" for all purposes under the Indenture, not be defeased or otherwise satisfied and not be considered paid by the Issuer, and the assignment and pledge of the trust estate and all covenants, agreements and other obligations of the Issuer to the registered owners of the Series K Bonds shall continue to exist and shall run to the benefit of the Insurer, and the Insurer shall be subrogated to the rights of such registered owners of the Series K Bonds.

      Section 5.09.  Insurer's Rights Concerning the Trustee.

      (a) The Trustee or Paying Agent may be removed at any time, at the written request of the Insurer, for any breach by the Trustee or Paying Agent, as the case may be, of any of the provisions set forth herein or in the Indenture.

      (b) The Insurer shall receive prior written notice of any Trustee or Paying Agent resignation.

      (c) Notwithstanding any other provision of the Indenture, in determining whether the rights of the bondholders will be adversely affected in any material respect by any action taken pursuant to the terms and provisions of the Indenture, the Trustee or Paying Agent shall consider the effect on the bondholders as if there were no Policy. The Trustee shall not consider any payments made under the Policy in determining whether a default under Section 8.01(a) or (b) of the Indenture shall have occurred.

      (d) The Trustee shall be deemed to waive notice of any default under the Indenture of which it shall be specifically advised in writing by the Insurer.

      (e) Notwithstanding any other provision of the Indenture, no removal, resignation or termination of the Trustee or Paying Agent shall take effect until a successor, reasonably acceptable to the Insurer, shall be appointed.

      Section 5.10. Insurer's Right to Information. The Issuer will permit the Insurer to discuss the affairs, finances and accounts of the Issuer or any information the Insurer may reasonably request regarding the security for the Series K Bonds with appropriate officers of the Issuer. The Trustee or Issuer, as appropriate, will permit the Insurer to have access to and to make copies of all books and records relating to the Series K Bonds at any reasonable time.

      Section 5.11. Intervention. Intervention by the Trustee in any judicial proceeding pursuant to Section 9.04 of the Indenture shall be made in accordance therewith on the request of the Insurer and any intervention based on the request of the bondholders as provided therein may only be made with the prior written consent of the Insurer.

      Section 5.12. Insurer as Third Party Beneficiary. To the extent that the Indenture confers upon or gives or grants to the Insurer any right, remedy or claim, the Insurer is hereby explicitly recognized as being a third-party beneficiary hereunder and may enforce any such right, remedy or claim conferred, given or granted thereunder.

      Section 5.13. Parties in Interest. Nothing in the Indenture expressed or implied is intended or shall be construed to confer upon, or to give or grant to, any person or entity, other than the Issuer, the Trustee, the Insurer, the Paying Agent, if any, and the registered owners of the Series K Bonds, any right, remedy or claim under or by reason of the Indenture or any covenant, condition or stipulation thereof, and all covenants, stipulations, promises and agreements in the Indenture by and on behalf of the Issuer shall be for the sole and exclusive benefit of the Issuer, the Trustee, the Insurer, the Paying Agent, if any, and the registered owners of the Series K Bonds.


                                   ARTICLE VI
                                  MISCELLANEOUS

      SECTION 6.01. Successors and Assigns. This Tenth Supplemental Indenture shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

      SECTION 6.02. Applicable Law. This Tenth Supplemental Indenture shall be governed by the laws of the State of West Virginia.

      SECTION 6.03. Counterparts. This Tenth Supplemental Indenture may be executed in several counterparts, each of which shall be an original, and all of which together shall constitute but one and the same instrument.

      IN WITNESS WHEREOF, MASON COUNTY, WEST VIRGINIA, by and through its County Commission, has caused this Tenth Supplemental Indenture to be executed by the President of the Mason County Commission, and the seal of the Mason County Commission to be hereunto affixed and attested by the Clerk of the Mason County Commission, and THE BANK OF NEW YORK, has caused this Tenth Supplemental Indenture to be executed by one of its Vice Presidents and attested by one of its Assistant Secretaries, all as of the date first above written.

                              THE COUNTY COMMISSION OF MASON COUNTY


                              By_/s/ Rick Northup_____________
                                    President

(SEAL)

Attest:


_/s/ Diana N. Cromley_________
            Clerk

                              THE BANK OF NEW YORK, as Trustee


                              By_/s/ Philip A. Martone________
                                    Vice President

(SEAL)

Attest:


_/s/ Joseph M. Lawlor_________
      Assistant Secretary



STATE OF WEST VIRGINIA  )
                        :     ss:
COUNTY OF MASON         )

      I, Rebecca O. Cleveland, a Notary Public in and for the County and State aforesaid, hereby certify that Rick Northup and Diana N. Cromley, who signed the writing above and hereto annexed as President and Clerk for THE COUNTY COMMISSION OF MASON COUNTY, West Virginia, bearing date as of the first day of December, 1999, have this day in my said County before me acknowledged the said writing to be the act and deed of said County Commission.

      Given under my hand and seal this 2nd day of December, 1999.

(Seal)
                                    _/s/ Rebecca O. Cleveland______
                                    My Commission Expires:  11-12-2007




STATE OF NEW YORK       )
                        :     ss:
COUNTY OF NEW YORK      )

      I, Edward Souter, a Notary Public in and for the County and State aforesaid, hereby certify that Philip A. Martone and Joseph M. Lawlor, who signed the writing above and hereto annexed as Vice President and Assistant Secretary of THE BANK OF NEW YORK, bearing date as of the first day of December, 1999, have this day in my said County before me acknowledged the said writing to be the act and deed of said Bank.

      Given under my hand and seal this 8th day of December, 1999.

(Seal)
                                    _/s/ Edward Souter_____________
                                    My Commission Expires:  7-15-2001